KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

BY COURIER

02 SEP -5 AM 9:45

SUPPL

Our Ref: KLK/SE

2 September 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
August 21, 2002	Employees Provident Fund Board
August 26, 2002	Employees Provident Fund Board (2 sets)
August 28, 2002	Employees Provident Fund Board
	GENERAL ANNOUNCEMENT
August 19, 2002	Listed Companies' Crop – July 2002
August 20, 2002	Proposed acquisition by KL-Kepong Property Holdings Sdn Bhd ("KLKPH") of estate land totaling in area 1,529.78 acres from Clarity Crest Sdn Bhd ("CCSB") for a cash consideration of RM45,893,400
	Proposed disposal by KLKPH of its 30% equity interests held respectively in CCSB, Lembah Beringin Sdn Bhd and Key Century Sdn Bhd to Land & General Berhad for a total cash consideration of RM13,821,300

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

(J. C. Lim)
Company Secretary

dlw 9/18

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention: Ms. Tintin Subagyo

LJC/cln (C:OverseaCo/Let-SECUS)

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21/08/2002 02:56:31 PM
Reference No KL-020821-4E21D

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **12/08/2002**	* **27,000**	
Acquired	**13/08/2002**	**58,000**	
Disposed	**13/08/2002**	**125,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity and Purchase of shares on open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **38,121,500**
	Direct (%)	: **5.37**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of shares after change**	: **38,121,500**

* Date of notice : **13/08/2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26/08/2002 10:09:05 AM**
Reference No **KL-020826-BB44D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **15/08/2002**	* **81,000**	
Disposed	**15/08/2002**	**705,000**	
Acquired	**15/08/2002**	**170,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market, Sales of equity and Purchase of shares managed by portfolio manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**37,667,500**
Direct (%)	:	**5.31**
Indirect/deemed interest (units)	:	

	Indirect/deemed interest (%)	:
*	**Total no of shares after change**	: **37,667,500**
*	Date of notice	: **15/08/2002**
	Remarks **fsc**	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 26/08/2002 10:09:08 AM
Reference No KL-020826-BB44E

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 16/08/2002	* 437,000	
Acquired	19/08/2002	2,000	
Disposed	19/08/2002	832,000	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market and Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **36,400,500**
	Direct (%)	: **5.13**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of shares after change**	:	**36,400,500**
* Date of notice	:	**19/08/2002**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/08/2002 11:55:30 AM**
Reference No **KL-020828-5BC3D**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **20/08/2002**	* **500,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **35,900,500**
	Direct (%)	: **5.06**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of shares after change**	: **35,900,500**

* Date of notice : **21/08/2002**

Remarks :
fsc

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **19/08/2002 11:54:25 AM**
Reference No **KL-020819-56491**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
July 2002

* **Contents :-**

We submit below the crop figures for the month of **July 2002:-**

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2001		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	162,400	155,372	144,388
Rubber (kg)	2,150,723	1,950,294	1,883,518

	2002								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	147,388	125,697	142,913	133,495	132,263	137,709	143,334		
Rubber (kg)	2,455,349	2,109,972	1,329,581	858,838	1,394,591	2,067,072	2,499,633		

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **20/08/2002 02:38:23 PM**
Reference No **KL-020820-3E44F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

Proposed acquisition by KL-Kepong Property Holdings Sdn Bhd ("KLKPH") of estate land totalling in area 1,529.78 acres from Clarity Crest Sdn Bhd ("CCSB") for a cash consideration of RM45,893,400

Proposed disposal by KLKPH of its 30% equity interests held respectively in CCSB, Lembah Beringin Sdn Bhd and Key Century Sdn Bhd to Land & General Berhad for a total cash consideration of RM13,821,300

* **Contents :-**

Further to KLK's announcement on 5 July 2001, KLK is pleased to advise that the abovementioned transactions have been completed today.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: